UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 000-51559

STEALTHGAS INC.
(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): [  ]

This Report on Form 6-K is hereby incorporated by reference into (1) the Registration Statement on Form S-8 (Reg. No. 333-144240) of StealthGas Inc. filed with the Securities and Exchange Commission (“SEC”) on June 29, 2007 and the reoffer prospectus, dated June 29, 2007, contained therein, (2) the Registration Statement on Form F-3 of StealthGas Inc. (Registration No. 333-143804) and the related prospectus supplement filed with the SEC on November 13, 2007, and (3)  the Registration Statement on Form F-3 of StealthGas Inc. (Registration No. 333-186485), and in each case to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to our Report on Form 6-K for the month of February 2013, as filed with the Securities and Exchange Commission on February 6, 2013 (the “Original Report”), is to furnish the interactive data files as Exhibit 101 to the Original Report. This Exhibit 101 was not previously filed with the Original Report. Exhibit 101 to this Amendment No. 1 provides the following items from the Original Report formatted in XBRL (Extensible Business Reporting Language): (i) our consolidated balance sheet as of December 31, 2012 and our unaudited consolidated balance sheet as of September 30, 2012, (ii) our unaudited consolidated statements of income for the six-month periods ended September 30, 2011 and 2012, (iii) our unaudited consolidated statements of comprehensive income for the six-month periods ended September 30, 2011 and 2012, (iv) our unaudited consolidated statements of stockholders’ equity for the six-month periods ended September 30, 2011 and 2012, (v) our unaudited consolidated statements of cash flows for the six-month periods ended September 30, 2011 and 2012 and (vi) the notes to our unaudited consolidated financial statements.

Users of this data are advised that pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of any registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

No other changes have been made to the Original Report other than those described above. This Form 6-K/A does not reflect subsequent events occurring after the original filing date of the Original Report and does not, and does not purport to, modify, restate or update in any way disclosures made in the Original Report.

EXHIBIT INDEX
Exhibit No.	Description
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2013

STEALTHGAS INC.

By:	/s/ Konstantinos Sistovaris
Name:	Konstantinos Sistovaris
Title:	Chief Financial Officer